UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Lakeland Industries, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

511795106

(CUSIP Number)

William G. Reilly, Jr.

c/o Ansell Healthcare Products LLC

200 Schulz Drive

Red Bank, NJ 07701

(732) 345-5947

With a copy to:

Stephen T. Burdumy Drinker Biddle & Reath LLP One Logan Square, Suite 2000 Philadelphia, PA 19130 (215) 988-2880

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

December 13, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 511795106	13D

1	NAMES OF REPORTING PERSONS: Pacific Dunlop Investments (USA) Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS: WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 504,896
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 504,896
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 504,896
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.66%
14	TYPE OF REPORTING PERSON: CO

CUSIP No. 511795106	13D

1	NAMES OF REPORTING PERSONS: P.D. International Pty. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS: WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 504,896
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 504,896
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 504,896
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.66%
14	TYPE OF REPORTING PERSON: OO

CUSIP No. 511795106	13D

1	NAMES OF REPORTING PERSONS: P.D. Holdings Pty. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS: WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 504,896
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 504,896
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 504,896
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.66%
14	TYPE OF REPORTING PERSON: OO

CUSIP No. 511795106	13D

1	NAMES OF REPORTING PERSONS: Ansell Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS: WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 504,896
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 504,896
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 504,896
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.66%
14	TYPE OF REPORTING PERSON: CO

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.01 per share (the “Common Stock”), of Lakeland Industries, Inc, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 701 Koehler Avenue, Suite 7, Ronkonkoma, New York 11779.

Item 2.	Identity and Background.

This statement is being filed by Pacific Dunlop Investments (USA) Inc. (“Pacific Dunlop”) , a Delaware corporation, P.D. International Pty. Ltd., an Australian proprietary company, P.D. Holdings Pty. Ltd., an Australian proprietary company, and Ansell Limited, an Australian corporation (collectively, the “Reporting Persons”). All shares of Common Stock of the Issuer are held by Pacific Dunlop. Ansell Limited is the sole member of P.D. Holdings Pty. Ltd, which is the sole member of P.D. International Pty. Ltd., which is the sole shareholder of Pacific Dunlop.

Each of the Reporting Persons is part of a consolidated group of companies whose principal business involves the development, manufacturing and sourcing, distribution and sale of gloves and protective products in the industrial and medical glove market, as well as the sexual wellness category worldwide. Each of the Reporting Persons other than Pacific Dunlop has its principal address at Level 3, 678 Victoria Street, Richmond, VIC, 3121, Australia. Pacific Dunlop has its principal address at 200 Schulz Drive, Red Bank, NJ 07701. Schedule A hereto contains the (i) name, (ii) business address, (iii) present principal occupation or employment and the name, principal business and address of the organization in which such employment is conducted and (iv) citizenship of each of the executive officers and directors of Ansell Limited.

During the past five years, none of the Reporting Persons and, to the best of their knowledge, none of the other persons identified on Schedule A has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Pacific Dunlop obtained the funds used for the purchase of the shares of Common Stock from available cash. The amount of funds expended for such purchases was approximately $4,469,168.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the shares of Common Stock for investment purposes.

The Reporting Persons currently have no plans or proposals which relate to or would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Act. However, the Reporting Persons reserve the right to change their plans at any time, as they deem appropriate, in light of their ongoing evaluation of (a) their business and liquidity objectives, (b) the Issuer’s financial condition, business, operations, competitive position, prospects and/or share price, (c) industry, economic and/or securities market conditions, (d) alternative investment opportunities, and (e) other relevant factors. Without limiting the generality of the preceding sentence, the Reporting Persons reserve the right (in each case, subject to any applicable restrictions under law or contract) to at any time or from time to time (i) purchase or otherwise acquire additional shares of Common Stock or other securities of the Issuer, or instruments convertible into or exercisable for any such securities (collectively, “Issuer Securities”), in the open market, in privately negotiated transactions or otherwise, (ii) sell, transfer or otherwise dispose of Issuer Securities in public or private transactions, (iii) acquire or write options contracts, or enter into derivatives or hedging transactions, relating to Issuer Securities, and/or (iv) advocate that the Issuer consider or explore sales, acquisitions or dispositions of assets or businesses, other significant corporate transactions or other changes to the Issuer’s business, structure, organization, capitalization or dividend policy; provided, however, that the Reporting Persons will not, individually or collectively, take any actions that are designed to direct or cause the direction of the management and policies of the Issuer or otherwise exercise a controlling influence over the Issuer absent compliance with the Act and other applicable laws.

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own 504,896 shares of Common Stock, representing approximately 9.66% in the aggregate of the outstanding Common Stock. All shares of Common Stock reported as beneficially owned by the Reporting Persons are held by Pacific Dunlop. Because Pacific Dunlop is the direct or indirect subsidiary of each of the other Reporting Persons, each of the other Reporting Persons may be deemed to beneficially own the shares of Common Stock held by Pacific Dunlop. The percentage ownership amounts presented in this Schedule 13D are based upon 5,225,237 shares of Common Stock outstanding at December 6, 2011 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2011.

(b) By virtue of the relationship of the Reporting Persons described in Item 2 and Item 5(a), the Reporting Persons have shared voting and dispositive power over 504,896 shares of Common Stock.

(c) Schedule B sets forth a summary of transactions in the Common Stock that were effected during the sixty-day period from October 24, 2011 through December 23, 2011, all of which were effected in the ordinary course of business of the Reporting Persons. The transactions in the Common Stock described in Schedule B were effected through open market purchases on the NASDAQ stock exchange or through privately negotiated transactions with holders of the Common Stock.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1        Agreement of Joint Filing (filed herewith)

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 23, 2011

PACIFIC DUNLOP INVESTMENTS (USA) INC.

By:	/s/ William G. Reilly, Jr.
Name:	William G. Reilly, Jr.
Title:	Secretary

P.D. INTERNATIONAL PTY. LTD.

By:	/s/ David Malcolm Graham
Name:	David Malcolm Graham
Title:	Director

P.D. HOLDINGS PTY. LTD.

By:	/s/ David Malcolm Graham
Name:	David Malcolm Graham
Title:	Director

ANSELL LIMITED

By:	/s/ William G. Reilly, Jr.
Name:	William G. Reilly, Jr.
Title:	SVP & General Counsel

Schedule A

The name of each director and principal officer of Ansell Limited and Pacific Dunlop Investments (USA) Inc. is set forth below.

The business address of each person listed below is c/o Ansell Limited, Level 3, 678 Victoria Street, Richmond, VIC, 3121, Australia.

The citizenship and present principal occupation or employment of each of the listed persons is set forth below.

Ansell Limited
Name	Present Principal Occupation	Citizenship
Peter L. Barnes	Corporate Director	Australia
Magnus R. Nicolin	CEO and Director of Ansell Limited	Sweden
Glenn L. L. Barnes	Corporate Director	Australia
Ronald J. S. Bell	Corporate Director	UK
L. Dale Crandall	Corporate Director	USA
W. Peter Day	Corporate Director	Australia
Marissa T. Peterson	Corporate Director	USA
Rustom F. Jilla	SVP & CFO of Ansell Limited	USA
William G. Reilly	SVP & General Counsel of Ansell Limited	USA
Scott R. Corriveau	President & General Manager of Ansell Industrial GBU	USA

Pacific Dunlop Investments (USA) Inc.
Name	Present Principal Occupation	Citizenship
Rustom F. Jilla	SVP & CFO of Ansell Limited	USA
William G. Reilly	SVP & General Counsel of Ansell Limited	USA
William J. Reed	SVP & Regional Director, Ansell Americas	USA
David M. Graham	Finance & Treasury, Ansell	Australia
Craig M. Cameron	Company Secretary, Ansell	Australia

Schedule B

The table below summarizes purchases effected through privately negotiated transactions with existing stockholders of the Issuer by Pacific Dunlop Investments (USA) Inc. on the dates indicated.

Date	Aggregate Number of Shares Purchased	Price Per Share
December 13, 2011	337,102	$9.00
December 22, 2011	117,368	$9.00

The table below summarizes open market purchases on the NASDAQ stock exchange by Pacific Dunlop Investments (USA) Inc. on the dates indicated.

Date	Aggregate Number of Shares Purchased	Price Per Share
December 12, 2011	10,000	$7.26
December 13, 2011	2,933	$7.30
December 14, 2011	611	$7.15
December 14, 2011	1,000	$7.19
December 16, 2011	2,205	$7.64
December 19, 2011	18,377	$7.50
December 20, 2011	100	$7.50
December 20, 2011	900	$7.54
December 20, 2011	2,000	$7.67
December 21, 2011	2,500	$7.77
December 21, 2011	2,000	$7.80
December 21, 2011	600	$7.85
December 22, 2011	700	$7.90
December 22, 2011	300	$7.89
December 22, 2011	1,200	$7.88
December 22, 2011	4,100	$7.73
December 22, 2011	900	$7.82